EXHIBIT 99.11

AMEC Minproc Limited

Consent of Expert

Reference is made to the Annual Report on Form 40-F/A (the “40-F/A”) of Entree Gold Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We do hereby consent to the use of and reference to our name for the Lookout Hill Technical Report dated June 30, 2010, under the heading “Material Mineral Properties - Lookout Hill Property” in the Company’s Amended and Restated Annual Information Form for the year ended December 31, 2009, dated November 2, 2010, and in the 40-F/A.

Sincerely,

/s/ Malcolm Brown
Name: Malcolm Brown
Title:  President
Company:  AMEC Minproc Limited

AMEC Minproc Limited Level 3, 68 Grenfell Street Adelaide South Australia 5000 Australia Tel +61 (0) 8 8177 3600 Fax +61 (0) 8 8223 2784	PO Box 3262 Rundle Mall Adelaide South Australia 5000 Australia www.minproc.com ABN 52 008 992 694